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Paul, Hastings, Janofsky & Walker LLP
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San Francisco, California 94105-3441
Telephone (415) 856-7000
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Internet www.paulhastings.com

July 7, 2010
VIA EDGAR [CORRESPONDENCE FILING]
Mr. Christian T. Sandoe
Senior Counsel
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Re:      Kayne Anderson MLP Investment Company (File No. 811-21593)
Dear Mr. Sandoe:
     On behalf of Kayne Anderson MLP Investment Company (the “Company”), we offer the following responses to the comments of the Commission’s staff (the “Staff”) received in a telephone call with Christian T. Sandoe on July 1, 2010 regarding the Company’s Form N-CSR for the year ended November 30, 2009, as filed with the Commission on February 8, 2010 (the “Annual Report”), as well as other public disclosure related to the Company. For your convenience, we have summarized the Staff’s comments.
1.	Comment: The discussion regarding distributions on page 6 of the Annual Report does not indicate the portion of distributions that were characterized as return of capital. In future reports to stockholders, please disclose such amounts.

Response: Comment accepted. The Company will include that disclosure going forward.

2.	Comment: In the Company’s “Financial Highlights” on page 15 of the Annual Report, please clarify whether the Company is attempting to disclose net asset value return under the item “net increase/(decrease) in net assets to common stockholders resulting from operations to average net assets.” If yes, please refer to Form N-2 guidelines regarding required disclosure when net asset value return differs from market value return. If no, please clarify what this item is intended to convey.

Response: This item is intended to provide the information required under Item 4.1 of Form N-2. Item (j) under the Financial Highlights table in Item 4.1 of Form N-2 requires disclosure of “Ratio of Net Income to Average Net Assets.”

3.	Comment: In future stockholder reports, please delete footnote 8 on page 16 of the Annual Report presenting the components of the Company’s ratio of expenses to average total assets, as the Commission believes that this disclosure could be misleading to stockholders.

Response: Comment accepted. The Company will delete that footnote going forward.

4.	Comment: On the Company’s website, the quarterly distribution history for the Company contains no disclosure regarding the tax character of the Company’s distributions. Going forward, please disclose the tax character of distributions when such distributions are mentioned. Additionally, please confirm that Section 19 notices are distributed to stockholders in connection with the Company’s distributions.

Response: The requested tax disclosure is contained in the “Tax Information” page on the Company’s website (see http://www.kaynefunds.com/KynTaxInfo.php). In the future, we will include information regarding the tax character of the distributions on the “Distribution History” page of the Company’s website.

Additionally, we confirm that the Company’s transfer agent and administrator prepare and distribute Section 19 notices quarterly to stockholders.

5.	Comment: The expense ratio listed on Morningstar for the Company as of November 30, 2009 was 1.60%; however, the expense ratio listed in the Annual Report as of the same date was 30.4%. Please explain what controls the Company has established with respect to monitoring information regarding the Company that is publicly disclosed by third-parties.

Response: Although both the Morningstar figure and the figure cited by the Commission in the Annual Report are correct, they are not directly comparable. The discrepancy between the two figures is attributable to two factors: (1) Morningstar calculates expense ratios as a percentage of total assets, whereas the Company’s 30.4% figure is calculated as a percentage of net assets; and (2) Morningstar includes only management fees and other expenses as line items in the expense ratio, whereas the Company’s 30.4% calculation includes interest expense, auction agent fees and income tax expense.

The Annual Report contained both expense ratios referenced in the Commission’s comment, fully itemized. As noted above, we will delete the ratio of expenses to average total assets going forward.

With respect to the Company’s control processes for monitoring third-party disclosure, the investor relations director of the Company’s investment adviser periodically reviews information regarding the Company that is publicly disclosed by third-parties. In the past, the Company has notified the third-party of any incorrect information that was detected through this procedure and requested that such party make appropriate corrections to the information in its public records.

     We believe that we have addressed fully the Staff’s comments. We are grateful for your continuing assistance with the review of the Company’s public disclosure.
     Please direct any further comments or questions regarding this response letter to the undersigned at (415) 856-7007 or Marisa Rolland at (415) 856-7008.

Very truly yours,
/s/ DAVID A. HEARTH
David A. Hearth
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Kevin S. McCarthy, Kayne Anderson (w/enclosures) David S. Shladovsky, Esq., Kayne Anderson (w/ enclosures)